

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Adam Finerman, Esq.
Olshan, Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Xstelos Holdings, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and**
> **Jonathan M. Couchman**
> **Filed October 8, 2013**
> **File No. 005-86816**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2013**
> **File No. 000-54646**

Dear Mr. Finerman:

We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1.   We note your response to prior comment 1; however, it continues to be unclear from that response how you concluded that Mr. Couchman is, but Messrs. Finerman and Scheiwe are not, engaged in this going-private transaction. For example, you acknowledge that Messrs. Finerman, Scheiwe and Couchman were affiliates prior to the transaction and will continue in their current capacities after the transaction, with minimal changes to their beneficial ownership. Given this, it is unclear why you believe Messrs. Finerman and Scheiwe will not be in a position to control following the transaction, but Mr. Couchman will be in such a position. Accordingly, and considering that it continues to be unclear from your disclosure who was principally involved in proposing, negotiating and structuring the transaction, it continues to appear that Messrs. Finerman and Scheiwe should also be filing persons. Please expand your response and revise your disclosure accordingly.

Revised Preliminary Proxy Statement on Schedule 14A

2.   We note your revisions in response to prior comment 3. Please also revise the proxy card to clearly mark it as preliminary copy.

Background of the Reverse/Forward Stock Split, page 15

3.   We note revisions in response to prior comments 14, 15 and 27; however, those revisions continue to lack detail regarding the nature of the discussions you mention.   For example, it continues to be unclear who proposed each strategic alternative and the Reverse/Forward Stock Split, when they were proposed, and any material negotiations or discussions that occurred with respect to each alternative and the stock split. This includes the "informal" discussions you mention and "formal" discussion that took place on August 13, 2013, including why and who decided to have that particular discussion be "formal." Also, you mention questions directed to Mr. Couchman, but the nature of those questions is unclear and there is no indication of what answers he provided, including the disclosed vague questions regarding "timing" and "consequences." There is also minimal detail regarding the "debate" and "discussion" that ensued concerning alternative split ratios and premiums. Please revise substantially.

4.   We note your revisions in response to prior comment 19. Please revise to clarify why periods longer than 20 days were determined as "not to be reflective" of the company's current market value and why the 20-day period is reflective of that value. Also clarify what you mean by "market value," how you determined that amount and how it relates to your conclusions regarding fairness of the transaction. It continues to be unclear from your disclosure why the high and low trading and closing prices for the prior 20 days provide an appropriate indication of value any more so than any other time period. It also continues to be unclear how you determined the amount of the premium, including the material factors underlying that decision and how those factors relate to that amount. While we note your statement here about providing "additional value" and on page 32 about "limited trading volume," it is unclear how those factors relate to the premium you intend to pay, as well as to what "alternative premiums" were considered and why those were rejected. If the Board simply picked the methodology and premium without discussion, debate or analysis regarding other methods and premiums, please ensure your disclosure does not state or imply the contrary.

5.   It appears from your revisions in response to prior comment 20 that you did not consider the factors noted on page 20 simply because (1) you did not want to pay to obtain the resulting valuation, as opposed to your belief as to the materiality of the factors; and (2) you believe that stockholders could effectively "opt out" of the transaction by purchasing more shares if they did not like the terms you were offering. Please confirm that understanding and revise your disclosure, as appropriate.

6.   Please revise to address the last sentence of prior comment 22. Also revise to clarify how you determined that "neither value was a true reflection of the Company's value."

Fairness of the Reverse/Forward Stock Split to Stockholders, page 31

7.   We reissue prior comment 6, given your disclosure here and the first three paragraphs on page 36 continues to refer to "all" stockholders. Please also revise your reference on page 41 to the "structural fairness" conclusion adopted by Mr. Couchman.

Procedural Fairness, page 34

8.   We note your response to prior comment 25; however, it continues to be unclear how your board determined the transaction is procedurally fair to unaffiliated shareholders in light of the factors noted in that comment. While your response refers to a thorough discussion and diligent review by your directors, such discussion and review is not evident from your disclosure. Your disclosure also does not include the substance of the third bullet of your response. Additionally, it is unclear how the discussion and review you mention, as well as the other factors you note, was determined to outweigh the factors noted in our prior comment. Please revise.

9.   Please revise to address the last sentence of prior comment 28. Also, it continues to be unclear what "structural fairness" exist or "safeguards that the Board put into place," as noted in prior comment 29, particularly in light of the number of votes held by your affiliates and your decision to not retain a financial advisor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions